UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC FILE NUMBER
001-36843
FORM 12b-25
CUSIP NUMBER
NOTIFICATION OF LATE FILING	09074B107

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (or back page) before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BIOHITECH GLOBAL, INC.

Full Name of Registrant

Former Name if Applicable

80 Red Schoolhouse Road, Suite 101

Address of Principal Executive Office ( Street and Number )

Chestnut Ridge, New York 10977

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Registrant could not file its Quarterly Report on Form 10-Q for the period ended September 30, 2020 on or prior to the filing deadline due to the fact that certain amounts require further confirmation and analysis.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian C. Essman	(845)	330-2522
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No

For the nine months ended September 30, 2020 and 2019, total revenue amounted to $3.4 million and $3.2 million, respectively. Net loss from operations for the nine months ended September 30, 2020 and 2019 amounted to $(8.9 million) and $(5.5 million), respectively. For the three months ended September 30, 2020 and 2019, total revenue amounted to $0.7 million and $1.4 million, respectively. Net loss from operations for the three months ended September 30, 2020 and 2019 amounted to $(3.9 million) and $(1.6 million), respectively. The third quarter results in 2020 were impacted by a reconfiguration of mechanical and electrical components of the Company’s HEBioT facility targeting improvements in processing, capacity and to allow for potential additional revenue streams to be introduced, which resulted in reduced production during the period.

BIOHITECH GLOBAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 16, 2020	By:	/s/Brian C. Essman
Brian C. Essman Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)